The business combination described in this document involves securities of a Japanese company. The business combination is subject to disclosure requirements of Japan that are different from those of the United States. Certain financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of their officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in the open market or through privately negotiated purchases.

CUMICA

SYLA Technologies

CUMICA Corporation and SYLA Technologies Co., Ltd.

Presentation on Management Integration

December 2, 2024

Cautionary Note Regarding Forward-Looking Statements
This document contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act and other securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the parties, reference is made to the parties' periodic reports filed from time to time with the relevant securities authorities, including, but not limited to, the risks detailed in their annual securities reports or annual reports. Forward-looking statements speak only as of the date the statements are made. The parties assume no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the parties do update one or more forward-looking statements, no inference should be drawn that the parties will make additional updates with respect thereto or with respect to other forward-looking statements.

1. Outline of the Management Integration

Announcement of Management Integration

CUMICA → SYLA Holdings

*Tentative Logo

Outline of the Management Integration

We plan to conduct a management integration through a share exchange with CUMICA Corporation ("CUMICA") as the wholly-owning parent company and SYLA Technologies Co., Ltd. ("SYLA") as the whole-owned subsidiary.



Current
CUMICA shareholders
30.58%
SYLA shareholders
CUMICA
JPX
SYLA Technologies
Nasdaq
June 2025
Share exchange ratio
CUMICA SYLA
1 : 110
Market cap ratio
CUMICA SYLA
1 : 2.85
Post-management integration
SYLA Holdings shareholders
CUMICA
(Trade name to be changed to SYLA Holdings Co., Ltd.)
JPX
100%
SYLA Technologies

SYLA shareholders will be allotted and delivered 110 shares of CUMICA common stock for 1 share of SYLA common stock in the share exchange.

Most Recent Post-Integration Earnings Forecast (FY ending May 31, 2026)

Expected sales of 45 billion yen and operating income of 2.3 billion yen in first year after integration (FY ending May 31, 2026)

Sales (plan)


(Billion yen)
45 B yen
33.7 B Yen
4.67 B yen
FY ending May 31, 2025 CUMICA Non-consolidated
FY 2025 Simple total
FY ending May 31, 2026 Integrated

Operating profit (plan)


(Billion yen)
2.3 B yen
1.94 B yen
0.14 B yen
0.14 B yen
FY ending May 31, 2025 CUMICA Non-consolidated
FY 2025 Simple total
FY ending May 31, 2026 Integrated
SYLA * Based on US-GAAP
CUMICA * Based on J-GAAP
Post-integration * Based on J-GAAP

* The simple total indicates a value which is the simple total of sales and operating profit of CUMICA (end of May 2025, non-consolidated, J-GAAP) and SYLA (end of Dec. 2024, consolidated, US-GAAP), which are each company's most recent forecast values.

Earnings Forecast after Most Recent Integration (FY ending May 31, 2026)

Sales	Operation Profit
x9.6	x17

(Reference) Latest Financial Condition


Total assets
(Billion yen)
15.2 B yen
55.2 B yen
FY ended May 31, 2024
CUMICA
non-consolidated
FY 2024
Simple total
Net assets
11.3 B yen
22.4 B Yen
FY ended May 31, 2024
CUMICA
non-consolidated
FY 2024
Simple total
Cash equivalents
5.8 B yen
9.8 B yen
FY ended May 31, 2024
CUMICA
non-consolidated
FY 2024
Simple total

* The simple total indicates a value which is the simple total of sales and operating profit of CUMICA (end of May 2025, non-consolidated, J-GAAP) and SYLA (end of Dec. 2024, consolidated, US-GAAP), which are each company's most recent forecast values.

Return to Shareholders

After integration, we will expand business further with the aim of boosting shareholder return

SYLA Holdings

FY ending May 31, 2026 (first FY after integration)

Target Dividend

10 Yen

Dividend

2.5 times or more



(Reference) CUMICA's projected dividends for FY ending May 31, 2025: 4 yen*

*Projected annual dividends for FY ending May 2025, including interim dividend

Aim of Business Integration Scheme (Share Exchange)

Choosing the method of a share exchange will become a 100% capital relationship and diversify funding options including the Japan market.*1

✓ **Realization of integration synergies will be accelerated by a 100% capital relationship**

- We aim for realization of synergies and strengthening of the management foundation in a form where both companies are more committed

*See the next chapter for synergies and management policies after integration

✓ **Will continue to be listed on the TSE Standard Market, without any change even after integration*2**

- There will be no particular change for CUMICA shareholders, and trading can take place as before (Securities Code: 8887)
- There are relatively limited demerits to delisting SYLA shares from NASDAQ, and we find value in the merits of both companies jointly being able to raise funds in Japan.

Agreement on a share exchange ratio and scheme that has merit for both companies and both companies' shareholders

*1: Aside from the merits mentioned above, we anticipate that there is merit in there being relatively fewer procedural complications compared to buying CUMICA and carrying out a technical listing that makes SYLA the parent company.
*2: We expect that SYLA will delist from U.S. NASDAQ immediately prior to the share exchange. SYLA Holdings will continue to be listed on the TSE, but there is a possibility of being subject to inappropriate merger screenings.

Profiles of Both Companies

CUMICA		SYLA Technologies
CUMICA Corporation	**Company name**	SYLA Technologies Co., Ltd.
389-1 Kinmeicho, Soka-shi, Saitama	**Location**	1-1-39 Hiroo, Shibuya-ku, Tokyo
Hironori Iijima	**Representative**	Hiroyuki Sugimoto
2,300 million yen	**Capital**	100 million yen
June 1976	**Date of foundation**	March 2009
12,060,300 shares	**Number of issued shares**	260,891 shares
May / J-GAAP	**Accounting period / Accounting standards**	Dec. / US-GAAP

FY ended May 31, 2023	FY ended May 31, 2024	FY ending May 31, 2025(E)	(Non-consolidated) (Consolidated)	FY ended Dec 31, 2022	FY ended Dec 31, 2023	FY ending Dec 31, 2024(E)
7,444	4,765	4,674	**Sales**	22,056	22,743	29,000
1,083	295	143	**Operating Profit**	779	1,441	1,800

Real estate and general construction	**Business**	PropTech business centered on asset management platform "Rimawari-kun," and development of Rimawari-kun AI

Overview of Wholly-Owning Parent Company after Management Integration

Name	SYLA Holdings Co., Ltd.
Location	1-1-39 Hiroo, Shibuya-ku, Tokyo
Title and name of representative	Chairman & CEO Hiroyuki Sugimoto President and Representative Director Yoshiyuki Yuto
Business	Real estate, general construction
Capital	Not finalized at present.
Accounting period	May 31
Net assets	Not finalized at present.
Total assets	Not finalized at present.

Management Integration Schedule

Board of director's meeting regarding execution of the share exchange agreement (both companies)	Monday, December 2, 2024
Extraordinary general meeting of shareholders record date (CUMICA, SYLA)	Tuesday, December 17, 2024 (scheduled)
Date of extraordinary general meeting of shareholders (CUMICA, SYLA)	Friday, February 14, 2025 (scheduled)
Last trading date of SYLA shares on NASDAQ (SYLA)	Thursday, May 28, 2025 (U.S. time) (scheduled)
Delisting date of SYLA shares on NASDAQ (SYLA)	Friday, May 29, 2025 (U.S. time) (scheduled)
Scheduled date of share exchange (effective date)	Sunday, June 1, 2025 (scheduled)

2. Background to the Management Integration and Business Policy Going Forward

Background to the Share Exchange: External environment

Drastic changes in the external environment call for transformation of traditional business model and response to rapid market changes

Changes in external environment

- Dwindling working population
- De-carbonization
- Technological progress
- Urbanization
- Rapidly rising construction costs
- Changes in market interest rates

Action required by real estate development:

More efficient development processes	Timely information sharing and utilization
Investment to growing cities	Mutual utilization of human resources

Background of Share Exchange: Past initiatives

Since the capital and business alliance in January 2024, we have been collaborating between CUMICA and SYLA in many ways.

Synergies announced in the capital and business alliance

Source: Accounting report materials for period ended May 31, 2024

CUMICA
- Condominiums for families
- Centered in Saitama

SYLA
- Studio-type designer condominiums
- Tokyo 23 wards, Yokohama, and Kawasaki

Both parties leveraged their respective strengths and expertise to complement each other's business model to
Create business synergies

Major areas of capital and business alliance

1. Establishment of complementary financial relationship
2. Establishment of complementary relationship for areas
3. Expansion of real estate crowdfunding business
4. Promotion of Internet marketing
5. Real estate development (investment in areas with population growth potential)
6. Management of real estate properties and strengthening of management
7. Strengthening of construction work business
8. Promotion of digital transformation
9. Reduction of operating costs
10. Exchange of human resources
11. ESG management

Initiatives of both companies after the capital and business alliance

- January 2024 — Capital and business alliance
- June 2024 — Started joint condominium development project (Omiya)
- July 2024 — Started joint condominium development project (Kawasaki)
- August 2024 — SYLA underwrites CUMICA's third-party allotment
- June 2025 — **Management Integration**

In addition to the above, the following initiatives were also carried out (examples)

- Studied new product development (Combined Residence, Senior Tech Mansion, etc.)
- SYLA provided operational support to CUMICA (business management services, IT system services, etc.)
- SYLA provided CUMICA with financial support

Policy for Initiatives After the Management Integration

Both companies will build an even closer collaborative relationship and capital relationship and boost profitability and strengthen the corporate structure of the overall group

1 Acceleration of business synergies : Maximizing Profit

We will accelerate the creation of synergies of both companies' businesses by leveraging their respective strengths; namely, CUMICA's network of business partners and community-based services, and SYLA's funding and technology, such as purchasing and sales utilizing AI and big data.

2 Implementation of financial strategy : Strengthening Recurring Sales and M&A Execution

We will replace assets according to profit levels, borrow from financial institutions as our creditworthiness improves, and establish a structure that enables the entire group to invest substantial capital in businesses with good capital efficiency by fusing CUMICA's abundant funds with SYLA's highly profitable business.

3 Integration of management resources : Cost and Operation Optimization

We will establish efficient business operations capable of handling everything from planning to construction and sales within the group. At the same time, we will optimize the organizational structure of the whole group, optimize personnel, expand business opportunities through information aggregation, and consolidate duplicate operations at each location.

Growth Strategy and Medium-Term Targets

To further expand our business scale, we will continue to implement a growth strategy focused on organic growth, inorganic growth, and improving profit margins through in-house construction and crowdfunding business expansion.

- Organic growth: Ongoing growth of 20%
- Inorganic growth: Promotion of strategic M&A
- Improve profit ratio through insourcing construction and growth of crowdfunding business


Sales
4.67 B Yen
Sales target
33.7 B Yen
Sales target
45 B Yen
Inorganic growth
Enhancement of our service and products
Organic growth
FY ended
May 31, 2024
CUMICA Non-consolidated
FY ending
May 31, 2025
Simple total
FY ending
May 31, 2026
Integrated

* CUMICA's and post integration sales are based on J-GAAP.
* The simple total indicates a value which is the simple total of sales of CUMICA (end of May 2025, non-consolidated, J-GAAP) and SYLA (end of Dec. 2024, consolidated, US-GAAP), which are each company's most recent forecast values.

Future Outlook – Road to Total Assets 100 billion yen Company

Leveraging Management Resources

Sales: 70 billion yen

Total assets: 100 billion yen

by FY ending May 31, 2030

General Real Estate Tech Company

Strengthen business

Synergies Creation

Limited Collaboration

Goal for FY ending May 31, 2030

Sales: 70 billion yen

Total Assets: 100 billion yen

Expand business domain and areas, and establish solid position as a general real estate tech company

June 2025 onwards

- Stabilize the business base and engage in the creation of synergies centered on our core strength of technology
- Further advance SYLA's "Grows2026"

As of December 2024

Sales: 33.7 billion yen *1

Total assets: 55.2 billion yen *2

(Simple total of both companies)

- Current focus is on specific domains such as studio apartments and specific areas such as the greater Tokyo area
- CUMICA's business base is unstable

*1: Sales express the simple total of sales of CUMICA (end of May 2025, non-consolidated, J-GAAP) and SYLA (end of Dec. 2024, consolidated, US-GAAP), which are each company's most recent forecast values.
*2: Total assets express the simple total of total assets of CUMICA (end of May 2024, non-consolidated, J-GAAP) and SYLA (end of Dec. 2023, consolidated, US-GAAP), which are each company's most recent accounting periods.

*All figures are rough estimates

Growth Strategy and Med-Term Targets (Organic Growth) : Changes in population and areas for development

Identify metropolitan areas showing growth potential based on population dynamics and focus business operations accordingly



Rank	Area	Change (*)
1	**Tokyo - Tokyo 23 wards**	**+540,426 people**
2	**Fukuoka - Fukuoka City**	**+107,605 people**
3	**Osaka - Osaka City**	**+86,876 people**
4	Saitama - Saitama City	+84,133 people
5	Kanagawa - Kawasaki City	+83,652 people
6	Aichi - Nagoya City	+37,305 people
7	Kanagawa - Yokohama City	+30,719 people


Population Change - Growth Rate
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
-0.20%
-0.40%
-0.60%
-0.80%
2015
2016
2017
2018
2019
2020
2021
2022
2023
Tokyo - Tokyo 23 wards
Fukuoka - Fukuoka City
Osaka - Osaka City
Saitama - Saitama City
Kanagawa - Kawasaki City
Aichi - Nagoya City
Kanagawa - Yokohama City

*Indicates the increase or decrease in numbers for each area in 2014-2023
Source: Population, Population Movement, and Number of Households Based on the Basic Register of Residents, Ministry of Internal Affairs and Communications

Growth Strategy and Med-Term Targets (Organic Growth) : Population/Land price trends and projections


Tokyo - Tokyo 23 wards
11000000
10000000
9000000
8000000
1000000
800000
600000
400000
200000
¥631,300 ¥631,400 ¥641,400 ¥665,300 ¥704,600
¥838,325
9,570,609 9,572,763 9,522,872 9,569,211 9,643,024
10,083,899
2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029
Fukuoka - Fukuoka City
¥249,821
1,642,104
Osaka - Osaka City
¥276,294
2,791,550
Saitama - Saitama City
¥272,253
1,420,705
Kanagawa - Kawasaki City
¥319,729
1,609,040
300000
200000
Aichi - Nagoya City
¥231,546
2,318,641
Kanagawa - Yokohama City
¥269,858
3,782,749
Population in Basic Register of Residents (Totals)
Official land prices (housing)

*Source *Population, Population Movement, and Number of Households Based on the Basic Register of Residents*, Ministry of Internal Affairs and Communications
*Source: *Public Notice of Land Prices (Chronological table of growth rate and average prices)*, Ministry of Land, Infrastructure, Transport and Tourism

Growth Strategy and Med-Term Targets (Inorganic Growth) : M&A strategy

SYLA Technologies

CUMICA

SYLA SOLAR

ietty

スター ペイント


TAM
SAM
SOM

TAM — All listed companies that are covered:
Approx. **30.3** trillion yen/ 329 companies

SAM — All companies with a P/B ratio of 1 or less:
Approx. **4.9** trillion yen/ 171 companies

SOM — P/B ratio of 1 or less x market capitalization of 50 billion yen or less:
Approx. **1.9** trillion yen/ 144 companies

* As of the end of October 2024

Our Philosophy

Our Philosophy **Create value that professionals like ourselves would want.**

MISSION	*Democratizing real estate investment around the world* Enrich the 100-year life era with technology and asset management
VISION	Enduring beyond the century with love and technology
TARGET	Endeavor to resolve social issues through a real estate asset management platform

SYLA Technologies Group Creed

Management Creed

We commit ourselves to pursuing happiness
for our employees and our customers,
returning value to shareholders and society,
and continuing to grow
with a spirit of adventure held close to our hearts

Basic Philosophy

The company is our home, our employees are our family, and customers are valued friends.
All our stakeholders are our partners in improving the company and bettering society.

IR Inquiries

Direct IR inquiries to

CUMICA Corporation

Masanori Kanno

Head of Corporate Planning Office

TEL: 03-5801-0712

SYLA Technologies Co., Ltd.

Takeshi Fuchiwaki

IR/PR Group

TEL: 03-4560-0663

- This document bases its business performance plans and future forecasts on information reasonably available to SYLA at the time of creation. Therefore, due to changes in the business environment, there is a risk that the business performance plans and other information contained in this document may differ from actual results.
- We have prepared this document to help you understand our company, not as a solicitation to invest in us.
- Despite our best efforts, we cannot guarantee the complete accuracy of this document